UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               CAMELOT CORPORATION
        ----------------------------------------------------------------
        (Exact name of registrant as specified in its corporate charter)

                         Commission File No.: 000-08299

            Nevada                                               84-0691531
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                     J4-2-12, Diplomatic Residence Compound,
                      No.1 Xiushui Street, Jianguomen Wai,
                    Chaoyang District, Beijing 100600, China
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                0086 10 858 92903
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                     20 Joan Place, North Haledon, NJ 07508
          -------------------------------------------------------------
          (Former name or former address, if changed since last report)


                                December 17, 2012

                               CAMELOT CORPORATION

                                 SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to "Company," "we," "us", and "our" are to Camelot Corporation and its consolidated subsidiaries, if any.

                                  INTRODUCTION

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the "Board") of Camelot Corporation ("Company"). The date of this Information Statement is December 27, 2012.

     This Information Statement was filed with the Securities and Exchange Commission (the "SEC") on December 17, 2012 and is being mailed on or about December 20, 2012, to our stockholders of record as of December 17, 2012.

     On December 13, 2012, our sole director and officer, Ms. Lucanto tendered her resignation as a director. Additionally, on the same date, Ms. Lucanto resigned from her officer positions, and Mr. Yazhong Liao ("Mr. Liao") was appointed as Chief Executive Officer, President and Chief Financial Officer of the Company and as a director. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, Ms. Lucanto's resignation as a director will be effective and Mr. Liao will be the sole director of the Company.

     No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders).

THIS  INFORMATION  STATEMENT  IS  REQUIRED  BY SECTION  14(F) OF THE  SECURITIES
EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY'S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                           DECEMBER VOTING SECURITIES

     The Company has 150,000,000 authorized shares of capital stock as of the date hereof, consisting of 50,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 100,000,000 shares of "blank check" preferred stock, par value $0.01 per share (the "Preferred Stock"). As of the date hereof, 2,080,873 shares of common stock are issued and outstanding, and none of the Preferred Stock is issued. Each share of common stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued from time to time in one or more participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Company's Board of Directors providing for the issuance of such Preferred Stock or series thereof.

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
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of our common stock as of December 14, 2012 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

     Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

                                    Common Stock      Percentage of Common Stock
Name of Beneficial Owner         Beneficially Owned     Beneficially Owned (2)
------------------------         ------------------     ----------------------

Comjoyful International Ltd. (1)      1,784,497                  85.76%

----------
(1) The shares are held of record by Comjoyful International Ltd., a BVI company with an address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Yazhong Liao, Zhangmei Zhang, Huiwen Qu, Xiuxia Ji, and Yimin Gu, directors of Comjoyful International Ltd., have the power to direct the vote and disposition of our Common Stock held by Comjoyful International Ltd.. The business address of Yazhong Liao, Zhangmei Zhang, Huiwen Qu, Xiuxia Ji, and Yimin Gu is 25th floor, Baotong Tower, No. 567 Jianzhu West Road, Binhu District, Wu Xi, Jiangsu province, 214072, the People's Republic of China.
(2) Percentage ownership is based on 2,080,873 shares of Common Stock outstanding as of December 14, 2012. There are no outstanding options, warrants or other securities convertible into our Common Stock.

                               CHANGE OF CONTROL

     On December 12, 2012, we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), by and among Comjoyful International Ltd., a company organized under the laws of the British Virgin Islands ("Comjoyful") and Ms. Lucanto, a major shareholder of the Company, pursuant to which Comjoyful acquired 1,784,497 shares of the issued and outstanding shares of the Company, par value $0.01 per share (the "Common Stock"). As a result of the transaction, Comjoyful became the holder of approximately 85.76% of our Common Stock. We refer to the transaction consummated under the Stock Purchase Agreement as the "Transaction".

     On December 13, 2012, we consummated the Transaction contemplated by the Stock Purchase Agreement, pursuant to which 1,784,497 shares of our Common Stock were acquired by Comjoyful, constituting approximately 85.76% of our total issued and outstanding shares of Common Stock and resulting in a change of control of the Company.

                        CHANGES TO THE BOARD OF DIRECTORS

     Prior to the closing of the Transaction, the sole director and officer of the Company was Ms. Lucanto. Ms. Lucanto resigned from her officer positions effective as of the closing and resigned as the sole director. However, in accordance with the terms and conditions of the Stock Purchase Agreement, her resignation as director will be effective 10 days following the filing of this Information Statement with the SEC and the distribution of this Information Statement to shareholders. Ms. Lucanto appointed Mr. Liao to fill the vacancies as Chief Executive Officer, President, and Chief Financial Officer, that were created as a result of her resignation.

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
     In addition, Ms. Lucanto appointed Mr. Liao to serve as a director; provided, however, that Mr. Liao's appointment as director shall be effective on the tenth day following the filing by us of this Information Statement with the SEC.

                        DIRECTORS AND EXECUTIVE OFFICERS

     To the best of our knowledge, except as set forth below, Mr. Liao is not currently a director of, and has not held any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. There have been no transactions to which the Company was or is to be a party, in which Mr. Liao had, or will have, a direct or indirect material interest. To the best of our knowledge, Mr. Liao has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Mr. Yazhong Liao was appointed as our sole director and Chief Executive Officer, President, and Chief Financial Officer on December 13, 2012. Mr. Liao, age 46, has been executive president of Wuxi Kangjiafu Biotech Co., Ltd., since 2008, and has been executive president of Wuxi Kangjiafu Royal Regimen Investment Management Co., Ltd., since 2010. Mr. Liao graduated from the Sichuan Southwestern College of Construction Engineering in 1998 with a College Diplomat.

     There is no employment agreement between the Registrant and Mr. Liao, nor is there any arrangement or plan in which we provide compensation, bonus, pension, retirement, or similar benefits to Mr. Liao. There have been no transactions to which the Company was or is to be a party, in which Mr. Liao had, or will have, a direct or indirect material interest.

     We currently have only two directors on the Board, which includes Ms. Lucanto, and do not have a separately-designated standing audit committee or other any committees that have been established by the Board. Our Board performs the functions that may delegated to an audit committee, compensation committee, and nominating committee in the future. We currently do not have any independent directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Mr. Yazhong Liao has not received or accrued any compensation from the Company, nor does he have any employment agreement with us. We have not adopted retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities (the "Reporting Persons"), to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended April 30, 2012, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

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
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Camelot Corporation.


                                      By: /s/ Yazhong Liao
                                         ------------------------------------
                                      Name:  Yazhong Liao
                                      Title: Chief Executive Officer

Dated: December 17, 2012



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